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                          November 1, 2021

       Brian Shure
       Chief Financial Officer
       Lowell Farms Inc.
       19 Quail Run Circle
       Suite B
       Salinas, California 93907

                                                        Re: Lowell Farms Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-260459

       Dear Mr. Shure:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kenneth G. Alberstadt